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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Colorado Goldfields, Inc. (formerly Garpa Resources, Inc.)
(Name of Issuer)
Common Stock, $0.001 per share par value
(Title of Class of Securities)
19647Y 104
(CUSIP Number)
Todd C. Hennis
645 Water Street
P.O. Drawer I
Silver Plume, Colorado 80476
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Inapplicable

1	NAMES OF REPORTING PERSONS: Todd C. Hennis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	7	SOLE VOTING POWER:

NUMBER OF		2,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
This Statement relates to the common stock of Colorado Goldfields, Inc. (formerly Garpa Resources, Inc.,) a Nevada corporation (the “Company”). The principal executive offices of the Issuer are located at 650 Georgia Street West #620, Vancouver, BC V6B 4N8.
Item 2. Identity and Background
This Statement is filed by Todd C. Hennis, a resident of the State of Colorado. Mr. Hennis’ address is the 645 Water Street, P.O. Drawer I, Silver Plume, Colorado 80476. Mr. Hennis has been self-employed in the acquisition, exploration and development of mining properties. Mr. Hennis performs some of his business activities through San Juan Corp., a Colorado corporation which he wholly owns.
Mr. Hennis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Hennis obtained the 2,500,000 shares1 of Company common stock (the “Shares”) being reported herein pursuant to a private purchase from Gary Schellenberg for $2,500.
Item 4. Purpose of Transaction
The Company is an exploration stage mining company, and as such, has been looking for suitable mining properties to explore and develop. Mr. Hennis and San Juan own various mining properties and claims in the San Juan County area of Colorado, and have been looking for partners to assist them with the exploration and development of their mining properties.
Under the Option Agreement described in Item 6, Mr. Hennis has entered into an employment agreement with the Company whereby he will become the Company’s Chief Executive Officer. It is also the intention of the Company to appoint Mr. Hennis to its Board of directors. The Option Agreement also contemplates the issuance of additional shares of Company common stock to Mr. Hennis upon meeting certain requirements. See Item 6 below for further information.
Considering the foregoing, the purpose of purchase of the Shares by Mr. Hennis was to invest in the Company in which he will be managing.
Finally, due to the Company’s new focus on mining properties in Colorado, the Company recently changed its name from Garpa Resources, Inc. to Colorado Goldfields, Inc., and also increased its authorized capital from 75,000,000 shares to 592,500,000 shares of common stock in connection with a 7.9 for 1 forward split of its common stock.
Item 5. Interest in Securities of the Issuer
Reference is made to the cover page hereto. Mr. Hennis directly owns 2,500,000 shares of Company common stock representing 44.8% of the outstanding common stock of the Company. Mr. Hennis has sole voting and disposition powers with respect to the Shares. Other than the acquisition of Company common shares described herein, Mr. Hennis has not effected any other transactions in Company common stock during the past 60 days.

[1]	The Company has since performed a 7.9 for 1 forward split of its common stock. Thus, Mr. Hennis now holds 19,750,000 shares of Company common stock of the 44,042,500 of outstanding shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
Option Agreement
Pursuant to an Option Agreement — Gold King, Mayflower, and Mogul Properties dated June 17, 2007 between the Company, Mr. Hennis and San Juan Corp, a Colorado corporation (“San Juan”) which is wholly-owned by Mr. Hennis (the “Option Agreement”), Mr. Hennis and San Juan have granted the Company an exclusive option to acquire up to an undivided 80% mineral interest in and to various mining properties and claims located in San Juan County, Colorado which they own (the “Properties”). The Option Agreement allows the Company to obtain interests in the Properties in three separate tranches:
(a)
In order to earn a 40% undivided interest in the Properties, the Company must expend $6,000,000 on the exploration and/or development of the Properties on or before the fifth (5th) anniversary of the Option Agreement;

(b)
In order to earn an additional 20% undivided interest in the Properties (for an aggregate total of 60%,) the Company must expend $4,500,000 on the exploration and/or development of the Properties and issue 5,000,000 post-split shares of Company common stock to Mr. Hennis and/or San Juan on or before the seven and a half (7.5) anniversary of the Option Agreement.

(c)
In order to earn an additional 20% undivided interest in the Properties (for an aggregate total of 80%,) the Company must expend an additional $4,500,000 on the exploration and/or development of the Properties and issue an additional 5,000,000 post-split shares of Company common stock to Mr. Hennis and/or San Juan on or before the tenth (10th) anniversary of the Option Agreement.

The Option Agreement provides that if the Company acquires either a 40% or 60% interest in the Properties and decides not to exercise the option any further, or if it acquires the entire 80% interest in the Properties, then the Company, San Juan and Mr. Hennis will enter into a joint venture in connection with the continuation of the development and operation the Properties.
In order to keep the Option Agreement in good standing, the agreement requires:
(a)	$50,000 cash payment to Mr. Hennis/San Juan within 30 days of the effective date;
(b)	$100,000 cash payment to Mr. Hennis/San Juan on or before the first anniversary of the effective date of the Option Agreement;
(c)	$200,000 cash payment to Mr. Hennis/San Juan on or before the second anniversary of the effective date of the Option Agreement; and
(d)
On or before the third anniversary of the effective date of the Option Agreement, and annually thereafter up to and including the tenth anniversary of the effective date, the Company is to pay Mr. Hennis/San Juan 100 troy ounces of gold contained in gold dore (or an equivalent amount of cash), but only if the Company is successful in acquiring the Pride of the West Mill located in Howardsville, Colorado and the Mill operated during any part of the year in which the payment is due.

Pursuant to the Option Agreement the Company has agreed to register for sale with the Securities and Exchange Commission any unregistered shares of Company common stock held by Mr. Hennis/San Juan (i) if the Company is registering shares for its own account or for the account of others on an available registration form, or (ii) upon demand, subject to the limitation that Mr. Hennis/San Juan may not demand registration on more than three occasions. Except for any broker or similar commissions, costs or expenses associated with such registration rights will be borne by the Company.
The Company has the right to terminate the Option Agreement without cause for a period of 18 months after the effective date. Upon such a termination, Mr. Hennis/San Juan are required to return any shares of Company common stock received under the agreement and Mr. Hennis is to resign as an employee of the Company and cause any other officers and directors whom he has appointed, if any, to resign their positions with the Company.

Executive Employment Agreement
In connection with the Option Agreement, the Company has employed Mr. Hennis as its Chief Executive Officer and President pursuant to an Executive Employment Agreement dated June 17, 2007. The term of employment is for 18 months, although it may be terminated upon 60 days written notice by either party.
Mr. Hennis’ compensation under the Employment Agreement includes the following:
(a)
Salary of $8,000 per month for the first six months upon which the Company’s Board of Directors is to review Mr. Hennis’ compensation package and increase his salary to a minimum of $8,500 a month. Thereafter, Mr. Hennis’ salary may be increased or reduced from time to time at the sole discretion of the Board of Directors provided that his salary may not be reduced by more than ten percent (10%) below the $8,500.

(b)	An automobile allowance of $350 per month plus mileage reimbursement at the IRS standard rate.
(c)	Reasonable expense reimbursement for out-of-pocket expenses incurred in connection with the performance of his duties on behalf of the Company.

(d)	Separation pay in accordance with the following provisions:
•	Termination by Company for Convenience: Mr. Hennis is to receive one month of Base Compensation for each year of service as an employee or officer of the Company.
•	Resignation Within Ninety (90) Days Following Change of Control: Mr. Hennis is to receive one month of Base Compensation for each year of service as an employee or officer of the Company. In addition:
(i)	any stock options shall vest immediately;
(ii)	all of his shares of Company stock shall be promptly registered with the Securities and Exchange Commission if not already freely tradeable without restriction; and
(iii)	bonuses, if any, remaining unpaid (or unvested) for the period in which the resignation occurs shall be paid (or vested) immediately, regardless of his performance status.
•	Termination upon Expiration of Agreement Without Renewal or Extension: Mr. Hennis is to receive one month of Base Compensation for each year of service as an employee or officer of the Company.
•	Death of Hennis: Mr. Hennis’ estate is to receive one month of salary for each year of service by Mr. Hennis as an employee or officer of the Company.
•
For purposes of the separation pay provisions, the term “Base Compensation” consists of salary at the rate in effect at the time of termination and continued participation in other Company sponsored plans, such as group health insurance plan, continued life insurance coverage and access at the Mr. Hennis’ expense (subject to the eligibility and participation requirements) to continued insurance coverage for disability, accidental death, and other specialty coverages through insurance plans as the Company may make available for its other employees.

(e)
A stock option to purchase up to 300,000 shares of Company common stock with an exercise price equal to the fair market value of the stock as of the date of grant pursuant to a stock option plan. In addition, the Company has agreed to register the shares underlying such plan and options with the Securities and Exchange Commission.

(f)	Fifteen paid vacation/personal days.
(g)	Participation in such other employee benefits as the Company may elect to provide to employees, such as health insurance and pension/profit sharing plans.
The Employment Agreement also provides that Mr. Hennis is to be indemnified to the fullest extent permitted by Nevada law in connection with any liability he may incur in connection with the performance of his duties with the Company, unless such liability was caused by his gross negligence or willful misconduct.
Surface Rights Agreement
Pursuant to a Surface Use Agreement — Mining Operations dated June 22, 2007, Mr. Hennis and San Juan granted the Company a non-exclusive right-of-way to enter upon and use the Properties for the purposes of prospecting, exploring and performing other mining operations in order to carry out the purposes of the Option Agreement. Under the agreement, the Company has agreed to pay the property taxes on the Properties. The Surface Use Agreement and Company’s rights thereunder terminate upon the earlier of:
(a)	termination of the Mineral Rights underlying the Properties;
(b)
complete reclamation and restoration of the Properties according to the standards prescribed in a development plan to be agreed upon by the parties and approval of such reclamation by state and/or federal authorities which have jurisdiction over such reclamation;

(c)	termination of the Option Agreement before the Company exercises its first option to acquire a 40% undivided mineral interest in the Properties;
(d)	failure of the Company to pay the property taxes on the Property and any related penalties or interest within 120 days after such taxes are due and payable; or
(e)	25 years from June 17, 2007.
Among other customary provisions, the Surface Rights Agreement requires the Company to perform appropriate reclamation of the Properties upon termination of mining operations, if any, and to indemnify Mr. Hennis and San Juan for losses and liabilities which arise in connection with the Company’s activities on the Properties.
Item 7. Material to Be Filed as Exhibits.
(1)	Option Agreement — Gold King, Mayflower, and Mogul Properties dated June 17, 2007.
(2)	Executive Employment Agreement dated June 14, 2007.
(3)	Stock Purchase Agreement between Gary Schellenberg and Todd Hennis, dated June 14, 2007.
(4)	Surface Use Agreement — Mining Operations dated June 22, 2007

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2007

Date

/s/ Todd C. Hennis

Signature

Todd C. Hennis

Exhibit Index

Exhibit No.	Description

(1)	Option Agreement — Gold King, Mayflower, and Mogul Properties dated June 17, 2007.

(2)	Executive Employment Agreement dated June 14, 2007.

(3)	Stock Purchase Agreement between Gary Schellenberg and Todd Hennis, dated June 14, 2007.

(4)	Surface Use Agreement — Mining Operations dated June 22, 2007